Filed by Compaq Computer Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 1-09026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following slides were presented by Compaq at a meeting with Institutional Shareholder Services on January 29, 2002.

COMPAQ

Forward Looking Statement

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

COMPAQ

425 Legend: Additional Information about the Merger and Where to Find It

On January 14, 2002, HP filed an amended Registration Statement with the SEC containing HP and Compaq's amended preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the "Merger"). Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareowners, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available.

COMPAQ
Inspiration Technology

Michael Capellas

Chairman and Chief Executive Officer
Compaq Computer Corporation



Compaq today
2001 segment revenue

Access

- Commercial
- Consumer
- Mobility
- Extensions


Enterprise
$10.7B
32%
Access
$15.2B
45%
Services
$7.8B
23%

Enterprise Systems

- Industry standard servers
- High-performance servers
- Fault-tolerant servers
- Enterprise storage

Global Services

- Customer support
- Managed services
- Systems integration
- Leasing and financing

COMPAQ

Leadership in key global markets

- #1 in industry standard servers
  - #1 in Web servers
  - #1 in Linux servers
- #1 in storage (units, revenue and capacity shipped)
- #1 in high performance technical computing
- #1 in fault tolerant systems (Availability Level 4)
- #2 in total PCs
  - #1 in Pocket PCs

COMPAQ

Key trends
Server operating systems



Revenue
60%
50%
40%
30%
20%
10%
0%
1998
1999
2000
1Q01
2Q01
3Q01
43%
32%
Windows/Linux
Unix

Source: IDC 3Q01 Server Tracker

COMPAQ

Market leadership

Global industry standard servers


Challengers
Leaders
Dell
Compaq
IBM
HP
FSC
NEC/Bull
Acer
Gateway
Toshiba
Stratus
Niche Players
Visionaries
ABILITY TO EXECUTE
COMPLETENESS OF VISION

Source: GartnerGroup as of April 2001

COMPAQ

Key trends
RAID-based disk storage



Revenue Market Share
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1999
2000
2001
2002
2003
2004
2005
56%
32%
12%
DAS
NAS
SAN

Source: Gartner Dataquest, Dec. 2001

StorageWorks™ is the SAN Leader

The Gartner Group said it for us


SAN Integrator Magic Quadrant
(Server and Major Third Party Storage Providers)
Challengers
Leaders
EMC
Compaq
HP
HDS
Dell
IBM
SUN
StorageTek
MTI
Niche Players
Visionaries
ABILITY TO EXECUTE
COMPLETENESS OF VISION

Source: Gartner Annual Storage Conference, "SAN Fabric Scenario", Nick Allen, June 2001

COMPAQ

Supercomputing leadership

- Pittsburgh Supercomputer Center: 6+ TFLOPS
- French Atomic Commission: 5 TFLOPS
- Los Alamos National Lab: 2 TFLOPS
- Japan Atomic Energy Commission
- Celera Genomics: 1.3 TFLOPS
- GeneProt: 1.8 TFLOPS
- Sandia National Labs C-Plant

Transition in the IT industry

- Global economic weakness
- Reduced IT demand
- Increasing commoditization
- Overcapacity
  - Yields "brutal" pricing environment
- Structural reductions in margins
- Leading to consolidation in all segments

COMPAQ

Compaq financial summary
Operational

	1999	2000	2001
Revenue	$38.5B	$42.2B	$33.6B
GM	23%	24%	21%
OpEx	$8.0B	$7.4B	$6.6B
Operating Profit	$0.7B	$2.4B	$0.5B
EPS (excl. special items)	$0.28	$0.96	$0.17

4Q 2001 leverage

Flow-through

$ Millions

	3Q 2001	4Q 2001	3Q to 4Q Inc/(Dec)
Revenue	7,436	8,456	1,020
Gross Margin	1,444	1,746	302
Operating Expense	1,587	1,544	(43)
Operating Profit	(143)	202	345
Operating Profit Flow-through			34%

COMPAQ

2002 Outlook

$ Billions

	2001 Actuals	2002 Guidance	Leverage Opportunity	
Revenue	$ 33.6	$ 34.0	$ 34.5	$ 35.0
Yr/Yr Growth	(21%)	1%	3%	4%
Gross Margin	7.1			
% of Rev	21.2%	21.0%	21.3%	21.5%
Operating Expense	6.6			
% of Rev	19.8%	18.2%	18.0%	17.7%
Operating Profit	0.5			
% of Rev	1.4%	2.8%	3.3%	3.8%
PBT	0.4			
% of Rev	1.2%	2.3%	2.8%	3.3%
EPS	$ 0.17	$ 0.32	$ 0.40	$ 0.48

Excluding special items

Compaq's strategic objectives

- Extend enterprise capabilities
- Grow and achieve critical mass in services
- Improve PC economics and increase supply chain velocity



Summary background of the merger

Accelerate Compaq strategy	• Unique opportunity to accelerate strategy, expand go-to-market opportunities and extend industry leadership • Extensive, objective analysis of transaction by Compaq management, Board of Directors, Accenture and Salomon Smith Barney
Extensive Business by Business Analysis of Merger Impact	• Extensive review of the transaction's strategic impact on Compaq's core businesses • Two-month joint review of synergies by business line and function (Accenture and McKinsey studies) • Thorough analysis by business unit and product lines of both margin improvement and revenue loss • Comprehensive integration planning with core leadership team and 500+ members from the two organizations
Highly Experienced Leadership Teams	• World-class, independent Board of Directors with broad business, media and technology experience • Management teams with extensive business and merger-related experience • World-class advisors on both sides: Accenture, Salomon Smith Barney, McKinsey and Goldman Sachs

Compaq-HP merger rationale

Accelerates both companies' strategies

- Extend enterprise capabilities
- Grow and achieve critical mass in services
- Improve PC economics and increase supply chain velocity
- Accelerate EPS growth

Compaq and HP

Complementary strengths

Enterprise & Services

	HP	Compaq
High-End Servers	SuperDome	Himalaya
Mid-Range Servers	#2 Market Share	
Entry-Level RISC	#2 Market Share	
Industry Standard Servers		Market Leader

	HP	Compaq
Enterprise Storage		Market Leader
Network Management Software	Market Leader	
Support Services		Market Leader
Integration & Outsourcing Services	2X Scale, Stronger Platform	

PCs & Imaging

	HP	Compaq
PCs		Market Leader
Handhelds		Market Leader
Imaging & Printing	Market Leader	

Source: IDC, Gartner Dataquest

Improve PC economics

- Merger creates a more balanced industry leader
  - Compaq strength in commercial PC business
  - HP strength in consumer PC business
- Achieve greater economies of scale
- Balance innovation and asset velocity
- Leverage Compaq's direct distribution model
- Enable combined PC business to achieve positive operating margins in 2003
- Integrate digital imaging and new generation of access devices

COMPAQ

Compaq: Growing Internet direct sales



11%
Year-over-year growth
Market Share
(units shipped)
3Q '01
46.4%
72%
10.4%
40%
5.9%
- 39%
5.1%
- 8%
4.0%
- 1%
2.1%
Dell
CPQ
IBM
GTW
Apple
HP

Source: IDC PC Tracker 3Q01

COMPAQ

Accelerate EPS growth

- Substantial accretion to earnings in first full year (FY03)
- $2.5B in efficiencies and synergies
- Improved economics in PC business
- Immediate, positive impact on EPS

COMPAQ

Present value of net synergies [1,2]

($ per HP Share)


$5.21
$6.95
$8.69
15x
20x
25x
P/E on Synergies

Synergies	Impact of Revenue Loss	Net Synergies	After-Tax Net Synergies Per Share (26% tax rate)	Future Value of Net Synergies Per Share at 20x P/E	Present Value Per Share at 15% Discount Rate
$2.5bn	($0.5)bn	$2.0bn	$0.48	$9.62	$6.95

1, Illustrative example of value per share calculation based on Hewlett-Packard Company filing with the Securities Exchange Commission on December 19, 2001, pursuant to Rule 425.

2. Based estimated pre-tax synergies of $2.5bn in CY04E and EBIT impact of revenue loss of ($494mm) in CY04E. Assumes 20x P/E on net synergies, 20% effective tax rate and 15% discount rate (value discounted to 9/4/01).

Shareholder value benefits

Compaq perspective


$20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
$11.95
$2.26
$5.50
$3.30
$19.71
$17.51
Compaq Close 1/25/02
Compaq Premium @ 0.6325 HP Shares
Compaq Share of Synergy Value (0.6325 X $5.21-$8.69)
Illustrative Pro Forma Combined

Digital acquisition
Four years later

- Benchmark profitability in Global Services

Year	Operating profit	% revenue
2000	$900M	12%
2001	$1.1B	14%

- #1 market share in storage

	2000	2001
Compaq	17.8%	18.2%
EMC	18.8%	15.6%

- #1 market share in high performance technical computing

What we learned

- Provide clear product roadmaps on Day One
- Stay close to your customers and partners
- Don't disrupt the sales force
- Clearly define the new management structure and organization
- Communicate clear lines of financial accountability

Adopt & Go

COMPAQ

Summary

Compaq/HP will:

- Lead server and storage market transition
- Extend service offerings
- Extend next generation imaging and printing
- Increase asset velocity and innovation in PCs
- Leverage operational improvements for increased EPS and cash flow

Backup slides

Compaq Board of Directors

200+ years of business experience

Board Member	Distinguished Background	M&A Experience
Lawrence T. Babbio *Independent*	• Vice Chairman and President, Verizon Communications Inc. • Former Vice Chairman, Bell Atlantic • Director, ARAMARK Corp.	• Bell Atlantic/GTE merger to form Verizon • NYNEX/Bell Atlantic merger
Michael D. Capellas *Management*	• Chairman and CEO, Compaq • Served as CIO and COO of Compaq • Broad business and IT management experience at Oracle, SAP, Schlumberger • Director, Dynegy	
Dr. Judith L. Craven *Independent*	• Former President, United Way of the Gulf Coast • Vice President, University of Texas Health Science Center • Director A.H. Belo Corp., SYSCO Corp.	
Dr. George H. Heilmeier *Independent*	• Chairman Emeritus, Telcordia Technologies • Chairman and CEO, Bellcore • SVP and CTO, Texas Instruments • Director, TRW, Teletech Holdings • Former director, Defense Advanced Research Projects Agency • Member, Defense Science Board • National Medal of Science	

(continued)

Compaq Board of Directors

200+ years of business experience

Board Member	Distinguished Background	M&A Experience
Sanford M. Litvak *Independent*	• Of Counsel, Dewey Ballantine LLP • Former Vice Chairman, Walt Disney Co. • Chief of Corporate Operations, Disney • Chairman, litigation department, Dewey Ballantine • Director, PcificCare Health Systems • Assistant Attorney General, Antitrust Div., U.S. Department of Justice	• Disney acquisition of Capital Cities/ABC
Thomas J. Perkins *Independent*	• General Partner, Kleiner Perkins Caufield & Byers • Director, News Corp. • Director, Congressional Office of Technology Assessment • President and Chairman, National Venture Capital Association	• Compaq acquisition of Tandem Computers • Compaq acquisition of Digital Equipment Corp.
Lucille S. Salhany *Independent*	• President and CEO, LifeFX Networks Inc. • Former President and CEO, United Paramount Network • Chairman, Fox Broadcasting Co. • Direct, Boston Restaurant Associates, Inc., LifeFX and iMedium	

COMPAQ

Compaq operations management team

Management Team Member	Background
Michael Capellas **Chairman & CEO**	• Four years with Compaq • Served as CIO and COO • 20+ years of IT executive and international management experience
Peter Blackmore **Executive Vice President** **Sales and Services**	• 11 years with Compaq • Served as head of North America region and in key sales and marketing positions in Europe, • 32 years of IT experience
Mike Winkler **Executive Vice President** **Global Business Units**	• Seven years with Compaq • Former Senior Vice President, Commercial PC Group • 30+ years in IT industry
Jeff Clarke **Senior Vice President** **Chief Financial Officer**	• 16 years with Compaq and Digital • Former Vice President, Finance and Strategy, Worldwide Sales and Services • Broad financial management experience
Mike Larson **Senior Vice President** **Access Business Group**	• Six years with Compaq • Formerly SVP, Consumer Group • 25 years in consumer industries

COMPAQ

Compaq operations management team

Management Team Member	Background
Mary McDowell **Senior Vice President** **Industry Standard Server Group**	• 16 years with Compaq • Previously vice president, marketing, for server products • Key management experience in strategic planning and product marketing
Howard Elias **Senior Vice President** **Business Critical Solutions Group**	• Eight years with Compaq and Digital • Former Vice President, Enterprise Storage Group, Compaq • Vice President, Windows NT Systems, Digital • 25+ years of IT industry experience
Mark Lewis **Vice President** **Chief Financial Officer**	• 13 years with Compaq and Digital • Previously Vice President, Enterprise Storage Software • Holds seven major storage-related patents
Peter Mercury **Senior Vice President** **Compaq Global Services**	• 26 years with Compaq and Digital • Previously Vice President, Customer Services • Led services integration of Compaq, Digital and Tandem • Broad background in services, finance and manufacturing

"Compaq's standalone fundamentals continue to improve, as management made solid business model improvements during the 2001 downturn."

Deutsche Banc Alex. Brown Inc.
(G. Elling/C. Laughlin/S)

"We believe Compaq is making real progress on build-to-order and direct fulfillment for PCs. In addition, the company's Enterprise effort is more focused than it has been for years."

Salomon Smith Barney
(Richard Gardner)

"We find this remarkable. Management has shown operational discipline and a willingness to "right-size" that is rare in technology companies."

Mark Specker,

Soundview Technology Group

"After a year of wrenching restructuring, Compaq is beginning to achieve Dell-like operating metrics."

Kevin McCarthy,

Credit Suisse First Boston

"Compaq has done an admirable job with respect to improving management accountability, operational efficiency, and Street credibility."

Steve Fortuna

Merrill Lynch